6/7/13



13031623

AB 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 7 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 2501
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morgan Deane 41 22 354 9159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 6/10

OATH OR AFFIRMATION

I, Morgan Deane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Christiane Girard
133,331

Notary Public

Signature

Chief Compliance Officer & General Counsel
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

To the Shareholder of
Helvea Inc.:

We have audited the accompanying financial statements of Helvea Inc. (the "Company"), which comprise the balance sheet as of December 31, 2012, and the related statements of operations, of changes in shareholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Helvea Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


pwc

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule of Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 15, 2013

Helvea Inc.

Balance Sheet

As of December 31, 2012

(expressed in US dollars)

Assets

Cash and cash equivalents	$ 6,449,238
Accounts receivable	58,545
Prepaid expenses	64,034
Income tax receivable	94,465
Deferred tax asset	10,144
Property and equipment	37,385
	$ 6,713,811

Liabilities

Current liabilities	
Accounts payable and accrued liabilities	359,563
Income tax payable	115,864
	$ 475,427

Shareholder's Equity

Capital stock	364,950
Additional paid-in capital	326,613
Retained earnings	5,546,821
	6,238,384
	$ 6,713,811

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Operations

For the year ended December 31, 2012

(expressed in US dollars)

Revenue	
Commissions	$ 6,049,956
Research services	846,713
Interest income	11,933
	6,908,602
Expenses	
Salaries and related expenses	1,590,935
Commissions	3,717,172
Professional fees	377,867
Travel, meals and entertainment	376,867
Information services	201,285
EDP maintenance and development	3,178
Telecommunications	58,085
Rent and related expenses	383,061
Business and other taxes	83,163
General office expenses	24,999
Amortization	119,917
Business development and promotional activities	41
Memberships and registration fees	70,820
Foreign exchange loss (gain)	(98,243)
Miscellaneous expenses	9,811
	6,918,958
Loss before income taxes	(10,356)
Provision for income taxes	
Current	110,891
Deferred	73,856
	184,747
Net loss	$ (195,103)

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2012

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2011	330,000	$ 364,950	$ 222,466	$ 5,741,924	$ 6,329,340
Net loss	-	-	-	(195,103)	(195,103)
Contribution of capital – stock compensation	-	-	104,147	-	104,147
Balance as of December 31, 2012	330,000	$ 364,950	$ 326,613	$ 5,546,821	$ 6,238,384

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2012

(expressed in US dollars)

Cash flows from	
Operating activities	
Net loss	$ (195,103)
Items not affecting cash	
Share-based compensation	104,147
Amortization	119,917
Deferred taxes	73,856
	297,920
Changes in non-cash operating working capital items	
Increase in accounts receivable	(19,337)
Decrease in prepaid expenses	9,783
Decrease in accounts payable and accrued liabilities	(5,417)
Increase in income tax payable	10,733
Increase in income tax receivable	(94,465)
	(98,703)
Cash provided by operating activities	4,114
Investing activities	
Purchase of property and equipment	-
Financing activities	
Return of capital	-
Effect of foreign exchange rate changes on cash and cash equivalents	51,225
Net increase in cash and cash equivalents during the year	55,339
Cash and cash equivalents – Beginning of year	6,393,899
Cash and cash equivalents – End of year	$ 6,449,238
Cash and cash equivalents consist of (Level 1 assets):	
Cash	$ 6,449,238
Short-term deposits	-
	$ 6,449,238
Supplementary information	
Income taxes paid	$ 13,977

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Helvea Inc. (the "company") is registered as a broker-dealer with the US Securities and Exchange Commission ("SEC"), and is a member of the Financial Industrial Regulatory Authority ("FINRA"). The company claims exemption from Rule 15c 3-3, under paragraph k 2(i).

The company commenced its principal business activity of marketing European securities in 2005.

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contingencies

In the normal course of business, the company enters into contracts that contain a variety of representations and warranties which provide general indemnification. The company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

Commissions

The company records its brokerage and commission revenue on a trade date basis.

Research services

The company recognizes research services revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined, and collectability is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. The majority of the company's cash is held with two financial institutions.

(expressed in US dollars)

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an undefined useful life and therefore is not amortized.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Foreign currency translation

These financial statements are presented in US dollars which is the company's functional currency.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of earnings.

Estimated fair value of financial instruments

The company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(expressed in US dollars)

Financial assets and financial liabilities

The company's financial assets and financial liabilities other than cash and cash equivalents are carried at amounts that approximate market due to their short-term nature. These amounts are Level 2 assets and liabilities.

3 Property and equipment

	Cost	Accumulated amortization	Net
Furniture and equipment	$ 338,907	$ 316,782	$ 22,125
Computer equipment	131,600	124,289	7,311
Leasehold improvements	684,075	676,126	7,949
	$ 1,154,582	$ 1,117,197	$ 37,385

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

Accrued compensation	$ 23,498
Other	336,065
	$ 359,563

5 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

(expressed in US dollars)

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
Class A common shares, voting, $1 par value
Class B common shares, non-voting, $1 par value

Issued and fully paid

330,000 Class A common shares	$ 364,950

6 Share-based compensation

On December 29, 2009, the company's employees entered into a share-based compensation agreement with Helvea Holding S.A., the company's ultimate parent. The compensation agreement granted a total of 20,819 shares of Helvea Holding S.A. to the employees of the company with a fair value at grant date of $326,613 as well as one-time cash consideration of $169,060, for a total value of $495,673.

The grant date fair value of the shares has been determined to be $15.75 per share based on the estimated net asset value of Helvea Holding S.A. as defined in its shareholder agreement.

The shares granted to employees under this agreement are subject to clawback provisions whereby Helvea Holding S.A. can claw back all or part of these shares in the event the employment agreement is terminated before the third anniversary of the date of the agreement. As such, the compensation expense related to the shares will be recognized over the three-year service period.

During the year ended December 31, 2012, for shares vested to employees, a non-cash expense has been recorded in the amount of $104,147 with a corresponding contribution of capital from Helvea Holding S.A.

	Unvested shares
Balance as of December 31, 2011	4,622
Vested to employees	(4,622)
Balance as of December 31, 2012	-

(expressed in US dollars)

7 Related party transactions and balances

The statement of operations includes the following related party transactions:

Commissions earned are collected by Helvea Holding S.A. and remitted to the company and commission expense is paid to Helvea Holdings S.A.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Commitments

Minimum annual lease payments under operating leases are as follows:

2013	$ 326,207
2014	240,845
2015	218,051
2016	218,051
2017	81,476

Rent expenses for the year amounted to $319,243.

The company discovered errors related to the amounts historically recorded for rent expense of $52,798 and commission revenue of $22,378. As these amounts were not material to previously issued financial statements, they were recorded as out of period adjustments in 2012.

9 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair values.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial

(expressed in US dollars)

instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As of December 31, 2012, the company held no such short-term deposits.

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with very high credit quality financial institutions (AA- and above). Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as of December 31, 2012 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed rate of 0.5%
Accounts receivables	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Account payable and accrued liabilities	Non-interest bearing

An increase or decrease of 1% in interest rates would not have a significant impact.

10 Current Income taxes

Rate reconciliation: Statutory to effective tax rate

Loss before income taxes	$ (10,356)
Provision for income taxes	184,747
Income taxes at statutory rate	(3,520)
Permanent Items	
Non-deductible meals	12,768
Pre-organization Cost	3,013
Other reconciliation items	
State income taxes	15,535
Change in valuation allowance	55,903
True-up difference from prior years	(20,508)
Canadian taxes	105,720
Other	15,836
Provision for income taxes	$ 184,747

(expressed in US dollars)

The company is not currently under the tax authorities' examinations for the following open tax years:

- US Federal – December 31, 2009, 2010, and 2011
- US New York State/City – December 31, 2009, 2010, and 2011
- Canada Federal – December 31, 2009, 2010, and 2011
- Canada Provincial – December 31, 2009, 2010, and 2011

The company has no accrual for uncertain tax positions.

11 Capital requirements

The company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

As of December 31, 2012, the company's aggregate indebtedness and net capital were $475,427 and $5,723,650 respectively, giving a result of 8.31%.

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

12 Subsequent event

On November 30, 2012, Helvea Holding S.A. executed a Share Purchase Agreement with Baader Bank AG whereby the latter agreed to acquire 100% of the shares in Helvea Holding S.A. for an undisclosed price.

The transaction is expected to close at the beginning of the second quarter of 2013, subject to approval by the regulators.

(expressed in US dollars)

13 Deferred Income Taxes

The components of deferred taxes are as follows :

Property and equipment	$	150,976
Unrealized foreign exchange		(33,403)
Vacation payable		7,989
Net federal operating losses carried forward (NOL)		1,411,680 [1]
Foreign tax credits related to Canadian taxes		105,720 [2]
State taxes		16,510
Valuation allowance		(1,649,328) [1]
Deferred tax asset	$	10,144

[1] As of December 31, 2012, the company has United States net operating losses of approximately $4,152,000 which can be carried forward to the future taxation years and offset against taxable income. Since the company does not believe realization is more likely than not, a full valuation allowance has been recorded against the net deferred income tax assets. The expiration of these net operating loss carry forwards is as follows:

Year generated	Year expired	Amounts
2007	2027	1,500,000
2008	2028	149,515
2009	2029	796,339
2010	2030	1,478,529
2011	2031	227,617
		4,152,000

[2] For US tax purposes, the accrued Canadian income taxes of $105,720 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The company must utilize the federal NOLs before FTCs. The FTC can be carried forward for ten years against the company's pre-credit US taxes, subject to FTC limitation. The company doesn't expect to generate enough US income taxes payable to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets.

Helvea Inc.

Schedule of Computation of Net Capital

December 31, 2012

(expressed in US dollars)

Computation of net capital	
Shareholder's equity	$ 6,238,384
Deductions and/or charges	
Non-allowable assets	
Accounts receivable	58,545
Prepaid expenses	64,034
Income tax receivable	94,465
Deferred tax asset	10,144
Property and equipment	37,385
Total deductions	264,573
Net capital before haircuts on securities positions	5,973,811
Haircuts	250,161
Net capital	5,723,650
Minimum capital requirements	100,000
Excess net capital	$ 5,623,650

Aggregate Indebtedness	
Accounts payable and accrued liabilities	359,563
Income tax payable	115,864
	475,427
Aggregate indebtedness as a percentage of net capital	8.31%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

This computation differs from the corresponding computation prepared by the company and included in its amended unaudited Part II FOCUS Report due to:

Excess net capital as previously reported	$ 5,834,709
Tax adjustments	(205,255)
Other	(5,804)
	$ 5,623,650